May 17, 2013

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:  Form 10-K for the fiscal year ended September 30, 2012, filed December 12, 2012, File No. 1-33177

Dear Ms. Monick:

We are writing in response to your letter dated May 13, 2013 with respect to the above-referenced filing of Monmouth Real Estate Investment Corporation (the Company).  Our responses to your comments are as follows:

Note 3 – Acquisitions and Dispositions, pages 93 to 94

1.

We note your response to prior comment 7.  Please provide a general discussion and/or examples of what you consider to be your “strategic management processes”.  Additionally, please clarify for us when the triple net leases were put in place (i.e. if they were in place for a period of time before the properties were acquired, if they were entered into simultaneously with property acquisitions, or if they were entered into after the properties were acquired).

RESPONSE:

  Our strategic management processes are focused on investing in well-located, modern buildings leased to investment grade tenants on long-term net leases.  Our strategic management processes are proprietary but include an evaluation by our management of investment grade tenants as well as location of potential properties. We also have an in-house team of professionals including a Director of Property Management, a Senior Property Manager, and property management staff, who manage the operations of our properties.  These operations mainly include, among other functions, verifying the status of leases in place, monitoring the status of properties, and fulfilling our tenant’s needs and requests.

When we acquire a net lease property, we acquire a long-lived asset which consists of land and building.  In addition, we acquire an intangible asset in the form of a long term net lease.  These leases on our acquisitions are all in place prior to our acquiring the property.  They are entered into between the previous owners / developers and the lessees.  We assume the leases in place from the previous owners / developers.  On page 85 of our Form 10-K under the Acquisitions section included in Note 1 – Organization and Summary of Significant Accounting Policies, we disclose that we account for our acquisitions in accordance with the provisions of ASC 805, Business Combinations.  Upon acquisition of a property, the Company allocates the purchase price of the property based upon the fair value of the assets acquired, which generally consist of land, buildings and intangible assets, including above and below market leases and in place leases.  The Company allocates the purchase price to the fair value of the tangible assets of an acquired property generally determined by third party appraisal of the property obtained in conjunction with the purchase.  The purchase price is further allocated to acquired above and below market leases, if any, based on the present value of the difference between prevailing market rates and the in-place rates over the remaining lease term.  In addition, any remaining amounts of the purchase price are applied to in-place lease values based on management's evaluation of the specific characteristics of each tenant's lease.  In addition, on pages 93 and 94 under Note 3 – Acquisitions and Dispositions, we disclose on each acquisition that took place during the period, the amount of any intangible asset recorded at the time of each acquisition, if any.

Since the net leases are in place prior to our acquiring the property, there is sufficient continuity of the acquired entity's operations prior to and after the purchase.  The nature of the revenue producing activity will remain generally the same as before the purchase.  In addition, the physical facilities remain after the purchase.  Therefore, we believe that our acquisitions meet the criteria for the definition of a business as defined under S-X 11-01(d).

If you have any further questions or comments, please do not hesitate to contact me at 732-577-4054.

Very truly yours,

/s/ Kevin S. Miller

Kevin S. Miller, CPA

Chief Accounting and Financial Officer

cc:

Howard Efron

SEC Division of Corporation Finance

Henry Freire

John Haslbauer

Jonathan Zuckerman

Thomas Sorrentino

PKF O’Connor Davies